SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)	INTERNAL VA EXCHANGE ENDORSEMENT

We have issued this endorsement as part of the group Certificate or individual Contract to which it is attached. References below to "Certificate" refer to either the group Certificate or individual Contract to which this endorsement is attached.

For purposes of this endorsement, the term "VA" shall mean your variable annuity certificate/contract issued by Keyport Life Insurance Company or an affiliated insurer that you exchanged for this variable annuity Certificate.

For purposes of the "Purchase Payment" section, the Purchase Payment shall equal the surrender value of your VA on the effective date of this Certificate.

For purposes of the "Surrender Charge" and "Partial Withdrawals and Total Surrender" sections, the surrender charge shall equal zero at all times.

Signed for the Company:

Ellen B. King

Secretary